Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Announces its Annual Meeting to be Held by Electronic Means

TORONTO, March 20, 2020 - Earlier today, it was announced that BMO Financial Group (TSX:BMO) (NYSE:BMO) is one of several banks to have obtained relief from the court from the legislative requirement to hold in-person Annual Meetings this year. The order permits the meetings to be conducted by one or more of webcasting, teleconference or other electronic means.

In light of public health concerns regarding the COVID-19 outbreak, BMO will hold its 2020 Annual Meeting of Shareholders by electronic means. BMO believes this is the best way to protect the health of our stakeholders, while also ensuring shareholders’ ability to attend and exercise their rights.

The meeting will be held Tuesday, March 31, 2020, at 9:30 a.m. EDT. Shareholders will be able to participate in the meeting through electronic channels, including by webcast and telephone. Shareholders will be able to ask questions through the webcast site, or may submit them in advance to corp.secretary@bmo.com or in writing at the address provided in the management proxy circular. Details on how to participate in the meeting through these various channels will soon be available on our website. Please check the website regularly for updates at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting.

Shareholders who wish to vote can do so by proxy in advance of the meeting by one of the methods described in the management proxy circular. Instructions on voting via proxy can be found on pages 8-11 of the Annual Meeting management proxy circular and proxy form mailed and/or emailed to all shareholders. Any shareholders who have not received this information can contact the bank’s transfer agent, Computershare, by e-mail at service@computershare.com, by telephone at 1-800-340-5021 (within Canada and the US) or 514-982-7555 (all other countries), or by fax at 1-888-453-0330 (within Canada and the US) or 416-263-9394 (all other countries).

With respect to this and all other events held by BMO, the bank continues to follow the guidance of its medical advisor and government and public health officials.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider—the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770